FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of January 2015

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG Announces Record Quarterly Multi-Client Sales and

Solid Vessel Production Rate for Fourth Quarter 2014

PARIS, France – January 06, 2015

CGG provides its vessel utilization and fleet allocation updates for the fourth quarter of 2014.

Solid Vessel production rate for the fourth quarter of 2014:

•	The vessel availability(1) rate was 87% due to typically high transit at this time of the year. This compares to an 83% availability rate in the fourth quarter of 2013 and a 92% rate in the third quarter of 2014.

•	The vessel production(2) rate was 92%. This compares to a 90% production rate in the fourth quarter of 2013 and a 92% rate in the third quarter of 2014.

•	During the fourth quarter of 2014, our 3D vessels were allocated 64% to contract and 36% to multi-client programs.

Record quarterly multi-client sales for the fourth quarter 2014:

CGG anticipate multi-client sales around $290 million during the fourth quarter of 2014, the highest ever quarterly revenue.

Significant client commitment for our StagSeisTM Gulf of Mexico program but also sustained multi-client sales in the North Sea, West Africa and Latin America drove multi-client revenue to this mark.

Jean-Georges Malcor, CEO, CGG, said: “Our outstanding level of multi-client sales this quarter is clearly positive news given the unfavorable context of current oil prices. It also confirms client recognition of our excellent technology and the unique strategic positioning of our multi-client library in key sedimentary geological basins.”

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation.

CGG employs over 9,500 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

[1]	The vessel availability rate, a metric measuring the structural availability of our vessels to meet demand; this metric is related to the entire fleet, and corresponds to the total vessel time reduced by the sum of the standby time, of the shipyard time and the steaming time (the “available time”), all divided by total vessel time;
[2]	The vessel production rate, a metric measuring the effective utilization of the vessels once available; this metric is related to the entirefleet, and corresponds to the available time reduced by the operational downtime, all then divided by available time.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date January 6th, 2015	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Corporate Officer & CFO